Exhibit 99.8
July 22, 2005 Media Interviews on the Financial Performance of Wipro Limited for the
quarter ended June 30, 2005
Wall Street Journal
Interviewee: Girish Paranjpe, President – Financial Solutions SBU, Wipro Limited
Moderator
I have on the line Girish Paranjpe who is the President of Financial Solutions at Wipro.
Girish Paranjpe
Hi Eric, how are you?
Eric
Hello, financial solutions. Financial solution for everything.
Girish Paranjpe
Money makes everything go right?
Eric
I want to retire in one year, can you help me?
Girish Paranjpe
I will give you a list of stocks you should buy.
Eric
Okay, that will be good. We do not publish on Saturdays yet we are about to in a couple of months. So this is something we are going to do from Monday so I am trying to just may be flash out some things had came up in the earnings and talk about those.
Girish Paranjpe
Sure.
Eric
I have got, the general trend, which is the down going thing, I have been writing about it since 97, actually been to the original Wipro village, Amalner.
Girish Paranjpe
Don’t tell me, you have been there?

Eric
Yes, yes, I did a story in 2001...
Girish Paranjpe
Wow!
Eric
....2001, the stock was really hot and all these farmers and panwalas have one share, one parted share from 1948 or whatever it was, and they were all millionaires. That is a really amazing story. And actually they are probably doing very well right now as well, I should go back. They are probably making soap. Anyhow, so demand for the kind of services Wipro provides continuing to grow.
Girish Paranjpe
Yeah, it continues to be robust, and I think we did about 6 to 6.5% sequential growth over last quarter, and even our guidance continues to be around the same level. So, as you can see we continue to be bullish about the way the business is going. So, at least path ahead seems to be fairly straight forward.
Eric
But some of the discussions that came up, first, the operating margins have shrunk this quarter compared to a year ago, and there was some talk about sort of some realignment in the BPO division about more, less voice more data and software, I was trying to figure what exactly that meant?
Girish Paranjpe
Sure, let me answer both the things. Actually as I said we had good sequential growth and we see even that path ahead pretty strong, so we have kind of gone ahead and made investments in our sales engine, and we have hired close to 30-40 people to focus on sales and you continue our growth story, so that has of course...
Eric
Is it 30-40 people, or 30 foreign people, what did you say?
Girish Paranjpe
Between 30 and 40 people.
Eric
Okay.
Girish Paranjpe
Different points of time. We have hired and that will add to our, additions to the cost line, but it hopefully will add to our growth rate as well going forward. Apart from that we had some hit because of the exchange rate, the rupee versus the dollar, and some incremental costs because of higher visa fees. So those are the things, which did hurt the margin, but if I look at most operational parameters, whether it is bill rates, whether it is utilization, whether it is volume growth, all those are in the positive territory.
Eric
In terms of when you talk about increased Visa fees, are there new charges or it is just the dollar equivalent now look higher in rupees, is that...?
Girish Paranjpe
No. Basically the visa fee has doubled.
Eric
Okay, the visa fee has doubled, oh! Really, I did not know that.
Girish Paranjpe
Yeah, the visa fee has doubled, plus because of the certain cap on visas, there is a kind of seasonality to this. So basically if you do not apply for visas by September, you are short for the next year, so there is the kind of accumulation of all that expense in the first two quarters. So it is basically you have to build up inventory so that you can use it during the next twelve months.
Eric
Okay. So those are some of the costs that have higher growth, the growth continues, demand continues.
Girish Paranjpe
Pretty strongly
Eric
What about this sort of change of focus, you are looking at more high value added or lowering cost using technology in the BPO side? Can you throw some light?
Girish Paranjpe
Sure I will come to that in a moment, and you know, continuing on the growth story, we announced significant win in Europe where we signed a deal for about 40 plus million dollars with a customer in the gas and utilities space, which will get executed over the next 12 to 18 months, although we have a five-year contract to maintain the application afterwards. So..
Eric
You guys cannot name them, can you?
Girish Paranjpe
That is right. It is the name client; we have the scope and all that sort of stuff. So that is the on the growth side. On the BPO side what we are doing is kind of realigning or business so that we do significant in more of transaction processing work as compared to the call center work, and the logic is really to have more closure integration between that business and our IT business, because as you can imagine the call center business is much more kind of portable kind of business. It is most standalone, whereas as the transaction processing business fits in nicely with the IT business, and we can build a greater, how shall I say, leverage with our clients.
Eric
Could you just give me, when you say transaction processing, I can imagine whatever, it is dealing with people’s accounts, forms, whatever...
Girish Paranjpe
I will give you the example, see, there are two or three broad process areas. One is what we call relatively common processes like shared services work. Now, the shared services work could go from financial accounting work, it could go from what we call procure to pay cycles, which could be something like managing IT help desk, any of that stuff, which really cuts across the whole organization. Then there are processes which are a very industry specific, so we may do work on the insurance area, doing work on new policy underwriting, or we may do work on mortgage processing, or we may do work on claims with healthcare provider. So those are very industry specific processes. So both of these do have a small proportion of voice, but that is really in kind of help desk model, rather than, so about 95% of the work is really doing information processing.
Eric
Right, and so when you switch to doing more of that and less voice, not only do you integrate with IT side you also you can cut cost or..?
Girish Paranjpe
Yeah, we can cut cost because of course the offshore advantage plus the strength of our processes because it lends itself much more to some of our quality processes and lean and six sigma and stuff like that, because that is where traditionally six sigma and lean have been used, so that kind of plays to our strength. It integrates us better, plus it allows us to experiment with integrating our application knowledge with the process knowledge, and finally from just the people perspective there is a possibility that some of this work can be done in India daytime, so puts less stress on employees who do not have to work nights.
Eric
Speaking of employees, the numbers, at least on the BPO side, it did drop by about 2000.
Girish Paranjpe
That’s right.
Eric
I was trying to figure out, how does that figure into this process?
Girish Paranjpe

I think it is part of the same model because what we are doing is that since we have more focus on transaction processing and less on the call centre part. On the call centre side we have to keep a significant inventory because of the high turnover of people. So now that we have bigger focus on transaction processing, we do not need to carry that kind of inventory of people and have those many people in training, those many people in, you know, whatever, in process and all of that, but if you look at the revenue from BPO side its gone up by about 2-3% so it is not phenomenal, but it is not declining.
Eric
But, when did this process start?
Girish Paranjpe
Actually it has been at the back of our kind of mind for about six or seven months, but with the change in management it has accelerated. As you are aware we have a change in management on the BPO side, and that has helped to accelerate the process.
Eric
Vivek Paul..?
Girish Paranjpe
No, Raman Roy who came to us.
Eric
Yeah. Okay. Then, I am trying to figure out, this is, what is the, I understand, you are saying the non-voice services cater more of your strengths in terms of the cost and regular voice BPO and things, what is wrong with that market that you do not want to, is it too commoditized, too competitive, why turn your focus away from that?
Girish Paranjpe
Two reasons, one is that, as I said, it is more portable business. So it does not create the kind of customer stickiness as we would want it to, because if you think about it, the call centers have been outsourced in the US in the first place. Then they went to Ireland maybe, and from there they came to India, you know, who knows they may go to Philippines or Vietnam or some place like that. So it is a highly portable business. It is good way to enter it, but on a longer-term basis, you would always wonder whether it will create the kind of stickiness that one would like to have. Second, as I said, it creates some challenges in the people side, you have to only work nights, and you know all that sort of stuff, and plus it does not give us the leverage that we would like to see a synergy between that and the IT business. So we are not running away from the voice business, it will still continue to be a significant proportion of our business, except that our kind of desire will be to step up the transaction processing business more.
Eric
Interesting! And this transaction stuff when you are doing this right for a company, plus with a back up your IT services, it is much stickier, you create a longer term relationship with your.., and it is harder to outsource someone else somebody can say...?

Girish Paranjpe
Yeah, the portability is much lower because both sides have to invest to be able to get that work offshore, in people, in transferring processes, and doing all of that. So nobody is likely to just walk away because, you know, you save a few pennies.
Eric
Yeah. What about, is this, what has been going on with the management, this is one change you are talking about, is that what triggered these exits or...?
Girish Paranjpe
No actually Vivek leaving kind of little independent of the changes that happened on the BPO side, because Vivek was the CEO, and actually Raman reported to him. I do not think we had a reverse effect of this, I think both were kind of independent decisions that happened to happen around the same time.
Eric
So morale is good, there is no concern this is...
Girish Paranjpe
No, I think the team that is currently running the show has been around for couple of years, it is almost like couple of decades, fifteen years or plus. So you know things are fairly good.
Eric
Okay. And do you think, again I do not, Wipro is more into this, lot of folks in Spectramind, is this a trend or lot of other people that do voice trying to move to non-voice, is it a trend in the industry, or you guys are stating it?
Girish Paranjpe
No. I think some people started that way, and have now added on voice. Some people who came purely from the transaction side said that they will stay there, and then found that they could not do without voice, so they have added voice. We are probably going from the other end of the spectrum, and then there are some folks who are basically call center people who have setup operations in India, and I guess they have to live with that because that is what their organization is about.
Eric
How this move, this would help improve margins if you are talking about sort of sticker, more value added, less portable services?
Girish Paranjpe
That is our endeavor.
Eric

Okay. What else, there seems to be some slowdown in growth whether it concerns people or at least I should say it is more along the lines of investors and analysts being too optimistic about growth and then great growth comes through and then they are impressed, but is there a sort of a slowdown, I mean, if we talk about a combination of these new costs the rupee, new competition, and maybe some re-jigging of the business model by people like Wipro, is there a sort of slowdown in growth coming in the sector now?
Girish Paranjpe
Overall as a company, as I said, we continue to grow robustly. So, if I look at our last quarter growth which was 6% plus on a sequential basis, last quarter to this quarter, and our current guidance is another 6%, so I think we are pretty optimistic about were this market is going. So if other people have less optimism, I would be surprised.
Eric
So, you don’t see a slow down.
Girish Paranjpe
No, I don’t.
Eric
Okay. We talked about this kind of new initiative in the BPO side, in the IT services side what is the company doing now to help to keep margins from declining, and keep growth growing?
Girish Paranjpe
What we have been doing continuously is adding more services to our portfolio, so we have been pretty aggressive in pushing what we call infracture outsourcing with a remote infrastructure management piece of it where we do work from offshore for managing networks, servers, data bases, and stuff like that, which has been going well and we have won significant deals including one which we announced this quarter against dominant competition.
Eric
So that the new area, how about new countries are you targeting new, you know, China, Japan, Korea whatever, is that part of the....?
Girish Paranjpe
Actually we are trying to push two or three different dimensions, one is along new service lines, so even with same market that we traditionally service, which is North America, Europe, and so on, and we have been able to push new services. In terms of new markets, we do have centers in China, but that is more to serve our global customers who have operations there and Japan because we remain kind of little concerned about some of the issues in China.
Eric
Right! So you say, it is new services more than new areas, you are talking about the infrastructure outsourcing as one area, what is another area that you are sort of hoping to get more growth out of?

Girish Paranjpe
Yeah, we have launched the consulting service about six to nine months back. That is doing pretty well. That has ramped up nicely, and what is more is that it has led to a better level of interaction with customers, creates downstream revenues for us on the IT side. So that is another area for growth and optimism for us, and the third one is around QA and testing, which is again formalizing a discipline which many of our customers do not.
Eric
I am sorry, what is QA and testing?
Girish Paranjpe
QA & independent testing. QA is quality assurance and independent testing. So, that is something that we run as a separate service line for helping our customers who do IT work.
Eric
And that means somebody has got a new network or system in place, and you come in and say we will look for the bugs and make sure it works.
Girish Paranjpe
I mean it is either network or it is new application, so before you run an application in live environment, you may want to test it out and make sure that you do not find bugs when it goes live, and many customers do it kind of informally or get it done by the same guys who develop the systems, and that is not always a great idea.
Eric
Okay. All right, that is more than enough for now; I am not doing a huge story, but appreciate. I just wanted to ask where you are right now, I mean, which place are you in Bangalore, Mumbai, Delhi...
Girish Paranjpe
At this moment in Bangalore. Next week, I may be in the US.
Eric
Okay, your are in Bangalore. All right, thank you very much for your time.
Girish Paranjpe
Thanks so much.